UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

VitalStream Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

817253107

(CUSIP Number)

Robert A. Raynard
WaldenVC, LLC
750 Battery St., 7th Floor
San Francisco, CA 94110
415-273-4271

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

WaldenVC II, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization CA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 12,839,221
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 12,839,221

11. Aggregate Amount Beneficially Owned by Each Reporting Person 12,839,221

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 18.8%

14. Type of Reporting Person (See Instructions)

PN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

WaldenVC, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization CA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 12,839,221
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 12,839,221

11. Aggregate Amount Beneficially Owned by Each Reporting Person 12,839,221

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 18.8%

14. Type of Reporting Person (See Instructions)

OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Arthur S. Berliner

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 12,839,221
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 12,839,221

11. Aggregate Amount Beneficially Owned by Each Reporting Person 12,839,221

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 18.8%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Steven L. Eskenazi

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 12,839,221
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 12,839,221

11. Aggregate Amount Beneficially Owned by Each Reporting Person 12,839,221

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 18.8%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawrence F. Marcus

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 12,839,221
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 12,839,221

11. Aggregate Amount Beneficially Owned by Each Reporting Person 12,839,221

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 18.8%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Matthew R. Miller

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 12,839,221
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 12,839,221

11. Aggregate Amount Beneficially Owned by Each Reporting Person 12,839,221

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 18.8%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Philip N. Sanderson

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 12,839,221
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 12,839,221

11. Aggregate Amount Beneficially Owned by Each Reporting Person 12,839,221

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 18.8%

14. Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of VitalStream Holdings, Inc. (the "Issuer"). The principal executive office of the Issuer is located at One Jenner, Suite 100, Irvine, CA 92618.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) WaldenVC II, L.P., a California limited partnership ("WVCII"), WaldenVC, LLC, a California limited liability company ("WVC"), Arthur S. Berliner ("Berliner"), Steven L. Eskenazi ("Eskenazi"), Lawrence F. Marcus ("Marcus"), Matthew R. Miller ("Miller") and Philip N. Sanderson ("Sanderson"),
(collectively, the "Filers").

WVCII is filing this statement jointly with the other Filers but not as a member of a group and expressly disclaims membership in a group.

(b) The business address of the Filers is
750 Battery St., 7th Floor, San Francisco, CA 94110.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

WVC is the general partner of WVCII, which is an investment partnership. Berliner, Eskenazi, Marcus, Miller and Sanderson are managers of WVC.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All individual Filers are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
WVCII	Working Capital	$ 7,800,000
WVC	Funds under Management (1)	$ 7,800,000

(1) Consists of funds of WVCII invested in Stock.

Item 4. Purpose of Transaction

The Filers have purchased the Stock for investment purposes. In addition, pursuant to the terms of the Investor Rights Agreement between WVCII, certain other stockholders of the Issuer and the Issuer, these parties have agreed to take all necessary action to maintain Sanderson as a member of the Issuer's Board of Directors.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in a private transaction with the Issuer on the date indicated, and such transactions are the only transactions in the Stock by the Filers since October 14, 2005:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
WVCII	X	12-13-2005	2,962,897	(1)
WVCII	P	12-13-2005	2,962,897	$0.6075135

(1) Represents conversion of warrants to purchase 2,962,897 shares of Stock.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

WVC is the general partner of WVCII pursuant to an Agreement of Limited Partnership providing to WVC the authority, among other things, to invest the funds of WVCII in the Stock, to vote and dispose of Stock and to file this statement on behalf of WVCII. Pursuant to such Agreement of Limited Partnership, the general partner of WVCII is entitled to allocations based on assets under management and profits.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2005

WaldenVC II, L.P. By: WaldenVC, LLC By: Arthur S. Berliner, Managing Member By: Robert A. Raynard Attorney-in-Fact	WaldenVC, LLC By: Arthur S. Berliner, Managing Member By: Robert A. Raynard Attorney-in-Fact
Arthur S. Berliner By: Robert A. Raynard, Attorney-in-Fact	Steven L. Eskenazi By: Robert A. Raynard, Attorney-in-Fact
Lawrence F. Marcus By: Robert A. Raynard, Attorney-in-Fact	Matthew R. Miller By: Robert A. Raynard, Attorney-in-Fact
Philip N. Sanderson By: Robert A. Raynard, Attorney-in-Fact

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of VitalStream Holdings, Inc.. For that purpose, the undersigned hereby constitute and appoint WaldenVC, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: June 22, 2004

WaldenVC II, L.P. By: WaldenVC, LLC By: Arthur S. Berliner, Managing Member By: Robert A. Raynard Attorney-in-Fact	WaldenVC, LLC By: Arthur S. Berliner, Managing Member By: Robert A. Raynard Attorney-in-Fact
Arthur S. Berliner By: Robert A. Raynard, Attorney-in-Fact	Steven L. Eskenazi By: Robert A. Raynard, Attorney-in-Fact
Lawrence F. Marcus By: Robert A. Raynard, Attorney-in-Fact	Matthew R. Miller By: Robert A. Raynard, Attorney-in-Fact
Philip N. Sanderson By: Robert A. Raynard, Attorney-in-Fact